UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

WIX.COM LTD.

B.	(1) This is an (check one):

☒ original filing for the Filer.

☐ amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	WIX.COM LTD.

	Form type:	Tender Offer/Rights Offering Notification Form on Form CB (the “Form CB”)

	File Number (if known):	005-87865

	Filed by:	WIX.COM LTD.

	Date Filed (if filed concurrently, so indicate):	December 21, 2022 (concurrent herewith)

D.	The Filer is incorporated or organized under the laws of:

Israel

and has its principal place of business at:

40 Namal Tel Aviv St. Tel Aviv, 6350671 Israel +972 (3) 545-4900

E.	The Filer designates and appoints Wix.com, Inc., (“Agent”) located at:

500 Terry A Francois Street, 6th Floor San Francisco, CA 94158 (415) 639-9034

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	Any investigation or administrative proceeding conducted by the Commission; and

(b)
Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities described by the Filer in the Form CB filed on December 21, 2022 or any purchases or sales of any security in connection therewith. Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tel Aviv, country of Israel, on December 21, 2022.

Filer: WIX.COM LTD.

By:	/s/ LIOR SHEMESH
Name: Lior Shemesh
Title: Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on December 21, 2022.

WIX.COM, INC. (Agent for service of process for Wix.com Ltd.)
By:	/s/ Nir Zohar
Name: Nir Zohar
Title: Director